Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following transcript was made available for the XRP Tokyo interview that was published on Pubco’s X account on March 24, 2026:

Monthly for Community Special Guest: Evernorth

Mai	Hi Sagar. We are happy to have you here today.
Sagar Shah	Hi everybody. Hi Mai. Thank you so much for having me. Very excited to be here and to chat with the XRPL Japan team and community.
Mai	Sagar, could you please give us a quick introduction of yourself?
Sagar Shah	Yeah, absolutely. I am Sagar Shah, Chief Business Officer at Evernorth. And so, I oversee partnerships, corporate development, product commercialization and ecosystem strategy at Evernorth. Prior to joining Evernorth, I spent about five years at Ripple, where I helped scale Ripple’s blockchain based cross border payments business, led the acquisition of digital asset custody platform Medico and then also drove the launch of Ripple USD or RLUSD, Ripple’s U.S. dollar stable coin. And so, excited to join Evernorth to really bring the next level of growth to the XRP ecosystem.
Mai	Thank you. I think the acquisition of Medico was huge news in the community. For those in the community who may not be familiar, could you briefly explain what Evernorth does.
Sagar Shah	Evernorth is said to be the largest publicly traded XRP treasury company. We’ll be traded on the NASDAQ under the ticker XRPN. And so, in essence, what we do is we’ll be acquiring XRP and putting it to work in the XRP ecosystem. I think as everyone here probably is already aware, our financial ecosystem really still relies on processes developed back in the 70s. It’s slow, it’s manual and it’s really not up to speed with the way that markets or even information moves today. And so, XRP really helps solve this problem. It can move value in seconds at a fraction of the cost and it is the infrastructure, we see it as the infrastructure for the modern, global financial system and so we’re actively participating in that network because of what we believe in and how we can empower it.

Mai	Thank you. How did you personally enter the XRPL Ledger space?
Sagar Shah	I started off my career in finance, then from there moved into tech, and then realized that blockchain technology was really promising and fascinated by kind of the merger of finance and tech. I really was impressed and intrigued by the promise of blockchain technology and how it was able to do transactions in a more decentralized manner. What I really liked about XRP and the Ledger is how it was purpose built for financial use cases and applications. I see Ripple’s original vision of helping move value as easy as information is moved today really resonated with me. My parents moved to the U.S. from India and they faced lots of issues on sending money back home and I really wanted to help fix this.
Mai	What potential do you see in XRP Ledger ecosystem?
Sagar Shah	I see XRP being structural to finance. I see a lot of potential. Massive amount of potential for XRP. For example, I know cross border payments is a market that’s worth over a $150 trillion dollars per year and the existing system is just really poor. They charge 6% just to send maybe a $200 payment across the border. At the same time, we’re starting to see a lot more regulatory clarity around XRP and block chain. With the SEC decision in the U.S. a few years ago, a lot of really advanced and progressive frameworks both in Japan and across the rest of Asia. And so, all these large, major, financial institutions are starting to engage. Goldman recently announced that they held $150 million dollars of XRP ETF at the end of 2025. One billion has flowed into these ETFs since the back half of 2025 and I think what’s really impressive is that we’re still very early. The adoption of XRP is just getting started.
Mai	In a multi-chain world, there are so many other chains existing today, so what different shapes XRP Ledger from other networks in your view?
The main network out there that everyone is aware of is going to be Bitcoin and I think I see Bitcoin being strong a candidate as a store value. Kind of like digital gold. But, I don’t think it’s really as great for financial utility-like payments. The transactions can be slow, they can be costly and it’s kind of like the same reason you don’t go out and buy a toothbrush with a gold bar. It's just really cumbersome and difficult. And so, this is where I think XRP really shines. It’s able to rapidly process high volumes of transactions at a very low cost and this really sets up XRPL to be able to really capitalize on the financial revolution as all of traditional banking moves to block chain.
Mai	From your perspective, what is currently missing from the XRP Ledger ecosystem?
Sagar Shah	The way I think about it is, most block chains are really just trying to be everything to everyone. They want to be a platform for DeFi , maybe NFTs, maybe gaming, sometimes payments, maybe enterprise solutions, and I think what ends up happening is that you get a trade-off and you become the jack of all trades and maybe a master of none. And so, the way I kind of see it is that XRP was designed specifically for financial markets. It’s fast, it’s cheap and it’s reliable. Banks don’t need block chains that can run smart contract for video games. They want ones that can settle reliably at scale and without any surprises. XRP Ledger is DeFi; capabilities are only growing. We started with A&M functionality and we’ve got a lending protocol involved in all of that coming soon, and so, if anything, I think the technology is really ready for that next wave of builders to help keep the ecosystem around it engaged. I think engagement is going to bring more adoption, more liquidity and more value to the Ledger.

Mai	What are institutional investors most concerned about today?
Sagar Shah	I think there’s three things that I see institutional investors caring most concerned about. Regulatory clarity, custody and utility. On the regulatory/clarity side, I think they don’t always need, let’s say a full green light from every regulator, but they do need enough visibility and certainty to make a decision. I think what we’re seeing though, is that is starting to improve, not only in the U.S., but globally as well. On the custody side, I think they need to know kind of where the asset is, who owns it. What happens if something goes wrong? These are usually of high value and so they are looking for that institutional grade management that’s transparent, auditable and compliant. And then finally around utility. Institutions don’t really need to understand all of the technical details of an asset, but they do need to understand the use case when they allocate resources to it. For them, a speculative bet on a digital asset is hard to sell, but a financial infrastructure position is really different.
Mai	How do you see the role of custody evolving in the next few years?
Sagar Shah	For a long time the phrase, “not your keys, not your coin” has just been a mantra in the block chain community. However, what I’ve see is that as asset grow in size, there’s a reason you don’t hold all of your cash, all of your stocks, all your assets, in your house, under your bed or on a single thumb drive. What happens if you pass away and no one has your c-phrase. All of your assets could be lost forever. And so I see managed custody starting to play a larger and larger role in the ecosystem and having it be an entry point for where then you can participate in all the different aspects of the ecosystem whether they’re DeFi, lending, borrowing, all of that as well. So, I think custody is starting to become more important as the entry point and access to the rest of the ecosystem.
Mai	Thank you Sagar. How do you view the Japanese market in the context of global growth and development?
Sagar Shah	I think that Japan is probably one of the most important markets in the world for what it is that we’re building. It’s got the benefits of regulatory maturity. It’s been one of the first and earliest major economies to adopt a digital asset framework that really creates a lot of credibility and predictability for institutions. Add to that it’s got innovation. Japan has a long tradition of engineering precision, systems design. We’re still in the very early stages of watching adoption and I see a lot of that future innovation coming out of Japan. And, largely because it also has, third point, community. No idea or business can grow entirely on it’s own. It needs a community of people that believe in and support it, and I see that in spades in Japan.
Mai	I totally agree that community is really important and they’ve been supporting us along the way, so I just wanted to add that. So, what would you like to see from Japanese start-ups or builders?
Sagar Shah	I think, really just more of what’s already happening in Japan. I found that Japanese developers are really taking on the use cases that are really uniquely suited for the market and the region. Obviously, things like cross border in Yen corridors, tokenized real world assets using XRP’s native capabilities, and the integrations with Japan’s existing fintech infostructure that can help make XRP more accessible. I’d really actually like to see this momentum globally. I think use cases that are built in Japan can really start serving the corridors and the communities all over the world, and so I think it’s important to not forget that the reach, and not to underestimate the reach of what it is that everyone here is building in Japan.

Mai	So, we are hosting XRP Tokyo in April, and from your perspective, what role do regional XRPL folks get to play in strengthening the global ecosystem?
Sagar Shah	I knew the XRP community and all of the events that surround it are just very strategic to XRP. It’s how some of the most important decisions in get made. It’s the partnerships, the collaborations, investments and introductions that can be traced back to real conversations that you have in the community at these events. A regional event like XRP Tokyo really creates the right conditions for, let’s say, deeper conversation, being in a room where people all share the same market understanding, context, insight, language and desire to help make XRP powered in a new financial infrastructure.
Mai	Yeah, so Evernorth is joining us for XRP Tokyo as well, and we’ve been confirming so many prominent figures in fintech and financial sector. So all of the XRP community people going to be looking forward to meeting you at the Tokyo event. I think from Evernorth team, I think Meg is joining?
Sagar Shah	That’s right. Evernorth’s Chief Operating Officer, Meg Nakamura, will be joining at XRP Tokyo.
Mai	What message would you like to send directly to the XRP community in Japan?
Sagar Shah	I think that the XRP community in Japan has been probably one of the most committed, knowledgeable and supportive communities across the entire globe. I think that you guys have been through uncertainty, legal battles, market cycles, and you really all just kept showing up. You kept building. You kept learning. And so what that kind of tells me is that you guys are a lot about the foundation of everything underneath XRP in Japan. And so, to anyone still figuring out their place in the ecosystem, whether you’re a builder, you’re an investor, just crypto curious, you’re in the right place. And so, keep asking those questions, keep connecting with the people around you. I find that the community is an asset in and of itself. And so, I’m excited to keep participating, keep joining and being a community member as well from afar, but hopefully in person too.
Mai	Thank you. Well, I think that’s all the questions from us and then thank you for joining this stream today.
Sagar Shah	Absolutely. Thank you so much for having me and happy to come back anytime. Please enjoy the rest of the weekend in Tokyo and in the rest of Japan for from wherever you are dialing in from. And ah yeah, excited to see what else you guys build on XRP.

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement

Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.